FIRST AMENDMENT OF EMPLOYMENT AGREEMENT

THIS AMENDMENT (this “Amendment”) is made and entered into this 9th day of March, 2017, by and between First Bancorp (the “Company”), and Richard H. Moore, (the “Employee”), amending that certain Employment Agreement by and between the Company and Employee, dated August 28, 2012 (the “Employment Agreement”).

RECITALS:

A.                The Company and Employee have entered into the Employment Agreement; and

B.                 The Company and Employee desire to amend the Employment Agreement as provided in this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual promises and obligations set forth herein, the Company and Employee do hereby agree as follows:

1.	Amendment of Employment Agreement.

a.	Section 3.1 of the Employment Agreement is hereby amended and restated as follows:

3.1       Base Salary. Employee’s annual base salary for all services rendered shall be Four Hundred Thousand and 00/100 Dollars ($400,000.00) (less applicable taxes and withholdings) payable in accordance with the Company’s customary payroll practices as they may exist from time to time (“Base Salary”). The Employee’s Base Salary may be reviewed and increased or decreased by the Board, annually at its discretion, in accordance with the Company’s policies, procedures and practices as they may exist from time to time.

b.	Section 3.3 of the Employment Agreement is hereby amended and restated as follows:

3.3       Long-Term Incentive. Employee shall be entitled to long-term incentive awards of restricted stock of up to 50% of his Base Salary annually which shall be granted at the discretion of the Committee.

c.	Section 3.4 of the Employment Agreement is hereby amended and restated as follows:

3.4       Benefits. Employee may participate in all medical, dental, disability, insurance, 401(k), vacation and other employee benefit plans and programs which may be made available from time to time to Company employees at Employee’s level; provided, however, that Employee’s participation is subject to the applicable terms, conditions and eligibility requirements of these plans and programs as they may exist from time to time, and provided further that Executive may elect to continue Executive’s participation in the North Carolina State Health Plan (“State Health Plan”) rather than the Company’s group health plans. Nothing in this Agreement shall require the Company to create, continue or refrain from amending, modifying, revising or revoking any of its group plans, programs or benefits that are offered to employees. Employee acknowledges that the Company, in its sole discretion, may amend, modify, revise or revoke any such group plans, programs or benefits and any amendments, modifications, revisions and revocations of these plans, programs and benefits shall apply to Employee.

d.	Section 5.2 of the Employment Agreement is hereby amended and restated as follows:

5.2       By the Company Without Cause. If the Company terminates Employee’s employment and this Agreement without Cause, then the Company shall:

(i)	pay Employee any earned, but unpaid compensation due as of the effective termination date; and
(ii)	pay Employee a lump sum amount equal to the greater of his then-current Base Salary for three (3) months or the then remaining period of the Term (less applicable taxes and withholdings). Said lump sum payment shall be made on the date immediately following the date on which the required release of claims becomes effective. All such reimbursements shall be made no later than March 15 of the year following the year in which Employee incurred the expense. Said payment and reimbursements are subject to the conditions set forth in Section 5.5 below.
e.	Section 5.4 of the Employment Agreement is hereby amended and restated as follows:

5.4       Following a Change in Control, by the Company Without Cause or by Notice of Non-Renewal or by Employee for Good Reason. If the Company terminates Employee’s employment without Cause or by notice of non-renewal or if Employee terminates for Good Reason within twelve (12) months following a Change in Control (as defined below), then Employee shall be entitled to receive:

(i)	any earned, but unpaid compensation due as of the effective termination date; and
(ii)	a lump sum payment equal to 2.99 times his then current Base Salary (less applicable taxes and withholdings); said lump sum payment shall be made on the date immediately following the date on which the required release of claims becomes effective. Said payment is subject to the conditions set forth in Section 5.5 below.

For purposes of this Agreement, a “Change in Control” shall be deemed to have occurred on:

(i)	the date on which any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), other than the Company or any entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the Company’s common stock, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 40% of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors of the Company; or
(ii)	the date on which (i) the Company merges with any other entity, (ii) the Company enters into a statutory share exchange with another entity, or (iii) the Company conveys, transfers or leases all or substantially all of its assets to any person; provided, however, that in the case of subclauses (i) and (ii), a Change of Control shall not be deemed to have occurred if the shareholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, more than 60% of the combined voting power of the outstanding securities of the corporation resulting from such transaction in substantially the same proportions as their ownership of securities immediately before such transaction
f.	Section 5.7 is added to the agreement as follows:

5.7 Section 280G of the Internal Revenue Code. The parties intend that the severance payments and other compensation provided for herein are reasonable compensation for Executive’s services to the Company and shall not constitute “excess parachute payments” within the meaning of Section 280G of the the Internal Revenue Code of 1986, as amended (the “Code”). If the Company’s independent accounting firm or independent tax counsel appointed by the Company (“Tax Counsel”) determine that any or the aggregate value (as determined pursuant to Section 280G of the Code) of all payments, distributions, accelerations of vesting, awards and provisions of benefits by the Company to or for the benefit of Executive (whether paid or payable, distributed or distributable, accelerated, awarded or provided pursuant to the terms of this Agreement or otherwise), (a “Payment”) would constitute an excess parachute payment and be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), such Payment shall be reduced to the least extent necessary so that no portion of the Payment shall be subject to the Excise Tax, but only if, by reason of such reduction, the net after-tax benefit received by the Executive as a result of such reduction will exceed the net after-tax benefit that would have been received by the Executive if no such reduction were made. The Payment shall be reduced by the Company pursuant to the foregoing sentence in a manner that Tax Counsel determines maximizes the Executive’s economic position. In applying this principle, the reduction shall be made in a manner consistent with the requirements of Section 409A of the Code, and where Tax Counsel determines that two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero. If, however, such Payment is not reduced as described above, then such Payment shall be paid in full to the Executive and the Executive shall be responsible for payment of any Excise Taxes relating to the Payment.

All calculations and determinations under this Section 5.7 shall be made by Tax Counsel whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 5.7, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish Tax Counsel with such information and documents as Tax Counsel may reasonable request in order to make its determinations under this Section. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services. In connection with making determinations under this Section, the Tax Counsel shall take into account the value of any reasonable compensation for services to be rendered by the Executive before or after the Change in Control, including without limitation, the Executive’s agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant, and the Company shall cooperate in good faith in connection with any such valuations and reasonable compensation positions. Without limiting the generality of the foregoing, for purposes of this provision, the Company agrees to allocate as consideration for the covenants set forth in Section 6 the maximum amount of compensation and benefits payable under Section 5 hereof reasonably allocable thereto so as to avoid, to the extent possible, subjecting any payment to tax under Section 4999 of the Code.

g.	Section 6.3 of the Employment Agreement is hereby amended and restated as follows:

6.3       Competitive Business Activities. Employee agrees that during the Term of this Agreement and for a period of time ending on the date occurring six (6) months after the later of the date his employment terminates and/or this Agreement terminates (irrespective of the circumstances of such termination) (the “Non-Competition Period”), Employee will not engage in the following activities:

(a)       on Employee’s own or another’s behalf, whether as an officer, director, stockholder, partner, associate, owner, employee, consultant or otherwise:

(i)       compete with the Company in the Company’s Business;

(ii)       solicit or do business which is the same, similar to or otherwise in competition with the Company’s Business, from or with persons or entities: (a) who are customers of the Company; (b) who Employee or someone for whom he was responsible solicited, negotiated, contracted, serviced or had contact with on the Company’s behalf; or (c) who were customers of the Company at any time during the last year of Employee’s employment with the Company; or

(iii)       offer employment to or otherwise solicit for employment any employee or other person who had been employed by the Company during the last year of Employee’s employment with the Company;

(b)       be employed (or otherwise engaged) in (i) a management capacity, (ii) other capacity providing the same or similar services which Employee provided to the Company, or (iii) any capacity connected with competitive business activities, by any person or entity that engages in the same, similar or otherwise competitive business as the Company’s Business; or

      (c)       irectly or indirectly take any action, which is materially detrimental, or otherwise intended to be adverse to the Company’s goodwill, name, business relations, prospects and operations.

h.	Section 14 of the Employment Agreement is hereby amended and restated as follows:

14.       GOVERNING LAW. This Agreement and the employment relationship created by it shall be governed by North Carolina law, except to the extent governed by the laws of the United States of America in which case federal laws shall govern.

i.	Section 1 of Exhibit A – First Bancorp Performance Incentive Plan is hereby amended and restated as follows:

1.       Annual Bonus Opportunity; Determination of Annual Bonus. Each year, the Participant will have the opportunity to earn an annual bonus of up to Four Hundred Eighty Thousand Dollars ($480,000). The amount payable will be determined based on performance against the Company’s performance goals as set by the Compensation Committee of the Board of Directors (the “Performance Goals”) and the following scale:

Performance	Award
Threshold	$120,000
Target	$240,000
Maximum	$480,000

The amount payable where performance is greater than Threshold but less than Target or greater than Target but less than Maximum shall be determined on the basis of straight line interpolation between points. Payment of the amount determined to be payable (the “Annual Bonus”) is conditioned on (i) the Participant’s continued employment with the Company through December 31 of the performance year, as described in Section 6 below, and (ii) First Bank’s having achieved a satisfactory regulatory review as of such date as determined by the Board.

j.       Section 9 of Exhibit A – First Bancorp Performance Incentive Plan is hereby amended and restated as follows:

9.	Amendment. The PIP, including the Performance Goals once established by the Committee for a given performance year, may be amended by the Company only with the written consent of the Participant.

2.	Amendment is Part of Employment Agreement. The terms of this Amendment shall be considered to be a part of and included in the Employment Agreement, as if the terms of this Amendment were set forth in the Employment Agreement. The terms of this Amendment shall be subject to the terms, conditions and limitations of the Employment Agreement except for the provisions of the specific sections of the Employment Agreement which are expressly amended by this Amendment.

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IN WITNESS WHEREOF, the Company and Employee have executed this Amendment as of the date first above-written.

COMPANY:

FIRST BANCORP

By:	/s/ Michael G. Mayer
Michael G. Mayer, President

EMPLOYEE:

/s/ Richard H. Moore
Richard H. Moore